Exhibit 99.1

Recon Announces Strategic Cooperation Agreement between JD Finance and Future Gas Station to Promote Online Gas Station Payments

BEIJING, June 11, 2018 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ:RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service, electric power and coal chemical industries, today announced that Future Gas Station (Beijing) Technology, Ltd ("FGS"), of which Recon indirectly owns 8%, has recently entered into a strategic cooperation agreement with JD Finance, to establish an information communication mechanism and long term cooperation relationship. JD Finance is the financial technology arm of JD.com, China's largest online direct sales company. This cooperation will allow customers to refuel their vehicles though the JD Finance App, which will be supported by the FGS platform and linked to the FGS database.

Management Commentary

"We're excited to see this cooperation between two segment leading companies," stated Mr. Yin Shenping, CEO of Recon, "We are constantly seeking new opportunities to introduce FGS to companies in the car, finance and new retail industries so that such companies may benefit from FGS' gas station platform expertise. We will continue to support FGS' efforts to improve its business and platform."

Mr. Song Yang, the founder of FGS, said, "We enthusiastically welcome JD Finance to the FGS platform. Supported by JD Finance, we believe FGS can provide more services to consumers. FGS is proud to provide technology that improves consumers' lives and travel experiences. Through the great power of JD's big data analysis and user operation capabilities, FGS can reach and engage users more precisely, enhance intelligent marketing management and extend consumption guidance. In the future we aim to cooperate with JD Finance to develop a comprehensive plan for the digital transformation of gas stations of CNPC. This plan reflects our priority to implement multichannel operations and refine user functionality, as we aim to continuously improve the experience of consumers."

About Future Gas Station (Beijing) Technology, Ltd

Established in January 2016, FGS is a leading service company focusing on providing new technical application and data operation to gas stations of oil companies such as PetroChina Co., Ltd. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. FGS aims to increase the overall income of gas stations through integration of internet technique and new retail E-Commerce platform, and to help transform gas stations into comprehensive service providers.

About Recon Technology, Ltd.

Recon Technology, Ltd. (NASDAQ:RCON) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE:SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn .

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation between parties to cooperation agreements; our ability to benefit from such cooperation as a shareholder  of FGS; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

In China:

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn

In the United States:

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com